

March 24, 2010

Sent By U.S. Mail and Facsimile (727) 216-6438

Mr. J.R. Stirling
President
American First Financial, Inc.
12900 Vonn Road, Suite B102
Largo, Florida 33774

 Re: American First Financial, Inc.
         Form 10 filed November 16, 2009
         Amendment #1 to Form 10 filed January 14, 2010
         Form 10-Q for the period ended December 31, 2009
         File No. 000-53578

Dear Mr. Stirling:

        We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment #1 to Form 10 filed January 14, 2010

General

1.   In addition to amending your Form 10 to address the following comments, please address the following comments in your future Exchange Act filings as well, beginning with your next Form 10-Q.

Mr. J.R. Stirling
American First Financial, Inc.
March 24, 2010
Page 2

2.	Please file a formal response letter as correspondence on EDGAR with all future amended Form 10 filings that provides a detailed response to each of our comments.

Item 1. Business, page 3

3.	We note your revised disclosures on page 4 in response to our prior comments 12 and 14 of our letter dated December 17, 2009, including your definition of non-conforming and sub-prime loans, and LTV requirements for sub-prime loans. Since you have not tracked such data in the past, please confirm in your response letter that you will address the following in your future filings beginning with your periods beginning January 1, 2010:

a.	Revise to disclose credit score requirements for non-conforming loans and conforming loans;

b.	Revise to disclose loan-to-value (LTV) ranges for non-conforming and conforming loans;

c.	Revise to disclose collateral requirements for conforming, non-conforming and sub-prime loans;

d.	Revise to disclose the specific differences between non-conforming and sub-prime loans and if or how the two loan types are related;

e.	Revise to clearly disclose the definition of sub-prime loans as you use it to quantify your sub-prime loans.

f.	Please tell us what the specific Fannie Mae and Freddie Mac lending requirements are, and how you do not comply with those requirements; and

g.	Please separately quantify the percentage of all loans which are sub-prime loans versus the percentage which are non-confirming loans. Clearly disclose how you computed the percentage of sub-prime and non-conforming loans.

Regulation, page 4

4.	As previously requested in prior comment 19, please describe federal and state regulation that applies to you and its effect on your business as required by Item 101 (h) (4) (ix) of Regulation S-K. Please include discussion of Florida law applicable to real estate brokers. Delete your claim that "AFF operates as a branch of Global Lending, so compliance…. is a Global responsibility."

Mr. J.R. Stirling
American First Financial, Inc.
March 24, 2010
Page 3

<u>Summary, page 5</u>

5.   We note your revised disclosures on pages 5 and 6 in response to our prior
comment 21 of our letter dated December 17, 2009 related to your assertion that
the company's "situation has changed considerably for the better" since your
independent auditor issued their going concern opinion for the year ended
March 31, 2009. Please provide specific, supportable evidence for your
assertion that you believe that there are "numerous small mortgage brokers
around the country that will welcome a chance to be acquired by a company
they can send all of their sub-prime and non-conforming loans to;"

<u>Item 2. Financial Information – Management's Discussion and Analysis</u>
<u>Results of Operations, page 6</u>

6.   We note your revised disclosures on pages 3, 6 and 7 in response to our prior
comment 26 of our letter dated December 17, 2009. However, your revised
disclosures do not appear to sufficiently address our prior comment. Please
address the following:

   a.   You continue to disclose, on page 6, that revenues decreased in the
current quarter due to "general economic conditions." Further, you
continue to disclose, on page 3, that you "operate independent of market
conditions." As previously requested, revise to reconcile this apparent
discrepancy in your disclosures.

   b.   We note your revised disclosure that states "*the type of loans we do
(sub-prime and Alt-A) are not effected by these statistics other than as a
part of a general business decline*." This disclosure, combined with
your disclosure on pages 6 and 7 in the Revenues section, appears to
support that fact that you acknowledge general business (or market)
declines have affected your business operations. However, you continue
to assert that you do not monitor or track this information as you claim
to operate independent of market conditions. Please tell us, in detail,
how you are able to support this assertion.

   c.   As previously requested, revise to clearly explain how the demise of
certain investors used by Global Financial Group, Inc. impacted your
results of operations.

   d.   As previously requested, revise to separately quantify and differentiate
between the decrease in demand for loan products you broker versus the
decrease in the supply of funding for and availability of products your
broker.

7.   We note your revised disclosures on pages 6 and 7 in response to our prior comment 30 of our letter dated December 17, 2009 related to your prior disclosure that your revenues decreased due in part to the "*demise of a several investors that Global Lending was selling loans to. Those that did not go out of business revised their loan programs to seriously restrict their previous lending practices*." Your revised disclosures do not appear to fully address our prior comment and so, as previously requested, please revise to address the following:

     a.   In light of your reliance on Global Lending to fund loans you broker, please revise to discuss the *recent trends* in the funding abilities of Global Lending in greater detail.

     b.   Provide *quantified details* of their funding activities and, in light of their limited funding resources, more clearly explain how they exercise their discretion to fund loans that you locate versus loans that are located by their own branches.

     c.   Identify any contractual funding prioritization towards AFF, or the lack thereof.

8.   We note your disclosure on page 9, which states that "*there is an abundance of demand for refinancing, however the credit markets do not offer the supply of loan products with which to fund these requests, therefore mortgage financing has decreased, as has our closing on mortgages*." This disclosure appears to contradict your disclosure on page 6, which states that there has been no decline in the ability of Global Lending to fund loans. Please revise to clarify this apparent discrepancy.

<u>Liquidity and Capital Resources, page 8</u>

9.   We note in your tabular disclosure at the bottom of page 8 that you have omitted the previously disclosed amounts related to Net Cash (Used) Provided by Operating Activities. Please revise to include this information for all periods presented.

10.   We note your revised disclosures on page 9 in response to our prior comment 34 of our letter dated December 17, 2009. As previously noted, you disclose that cash used in operations increased significantly primarily for legal and professional fees related to public filings, mostly due to the March 31, 2008 audited financial statements, but that these requirements have decreased since interim financial statements are much less costly. However, given the fact that your registration statement is now effective and that you are required to file interim and annual filings on EDGAR in compliance Commission rules, including but not limited to a Form 10-Q for the nine-months ended December

31, 2009 and a Form 10-K for the fiscal year ended March 31, 2010, please tell us in more detail how you are able to support your assertion that cash used in operations related to legal and professional fees will decrease in the next twelve months.

11.   We note your revised disclosures on page 9 in response to our prior comment 35 of our letter dated December 17, 2009. However, your revised disclosures do not appear to sufficiently address our prior comment. Please address the following:

   a.   As previously requested, revise to explain in detail the basis for your statement in the third paragraph of this section, which states that "we believe we can currently satisfy our cash requirements for the next twelve months with our current cash and expected revenues from operations," considering the fact that your operating expenses exceeded your gross margin for each of the years ended March 31, 2008 and 2009 and for the three- and six-months ended September 30, 2009, and that your current assets are well below your current liabilities for all periods.

   b.   As previously requested, revise to disclose how you determined it is reasonable to assume you can fund any operating shortfall through the sale of stock given your low stock price and the absence of any trades in your stock since December 2008.

   c.   As previously requested, revise to disclose in detail your efforts to sell securities. In addition, please tell us specific instances and details (e.g. dates, amount of shares sold, share price, number of shareholders who purchased shares, etc.) related to such securities sales.

   d.   As previously requested, revise to disclose specifically whether any shareholder or any other party has made a commitment to make additional capital contributions.

Directors and Executive Officers, page 11

12.   We note your response to prior comment 36. As previously requested, please revise this section to comply with the requirements of Item 401(e) of Regulation S-K.

13.   As previously requested in prior comment 37, please address any legal issues including conflicts of interest relating to the fact that Mr. Stirling is the sole director and sole executive officer.

Summary Compensation Table, page 11

14.   As previously requested in prior comment 39, please revise this table to disclose
        the "loans" that you made to Mr. Stirling that you recently forgave. We note
        your disclosure on page 12 of your initial Form 10 that you intended these loans
        "as a way to for Mr. Stirling to defer income" or disclose that no loans were
        forgiven during 2007 or 2008. In addition, please revise the table to include
        information for the fiscal year ended March 31, 2009.

15.   As previously noted in prior comment 40, in the Form 10 filed on August 11,
        2009, you stated that you had made $25,000 in stock awards for the year ended
        March 31, 2007. However, in the Form 10 filed November 16, 2009 you do not
        disclose these awards.   Please correct your disclosure or explain the reasons for
        the discrepancy.

Narrative Disclosure to Summary Compensation and Option Tables, page 11

16.   As requested in our three previous comment letters to you dated March 23,
        2009, September 18, 2009 and December 17, 2009, please comply with Item
        402(o) and the related instructions of Regulation S-K by providing the requisite
        narrative disclosure to summary compensation table and grants of plan-based
        awards table including but not limited to the following:

        •   the "verbal agreement" is not an agreement because Mr. Stirling has sole
            discretion to set the amount of his own compensation;

        •   disclose the formula on which commissions were paid in 2007 and 2008;

        •   delete your references to an understanding since Mr. Stirling has the
            discretion to do whatever he wants; and

        •   explain your reasons for cancelling the written management agreement.

Director Compensation, page 12

17.   Please correct the references to stock awards to clarify the amount and the
        recipient.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page
13

18.   We note your response to prior comment 42. As previously requested, please
        revise the first paragraph to disclose the date the note was issued by the
        company to Toni Behr.

Item 10 Recent Sales of Unregistered Securities, page 15

19.   As previously requested in prior comment 47, provide us with a copy of the private placement memo used in your 2009 sales

Description of Registrants Securities to be Registered, page 16

20.   We note your response to prior comment 49. As previously requested, for those shares issued since March 31, 2007 (that is all shares issued since there were 9,257,205 outstanding on the March 31, 2007 balance sheet), provide a list of all issuances, in chronological order, with names of purchaser, dates of purchase, gross sale price, number of shares purchased, and the exemption from registration relied upon for the issuance.

21.   As previously requested in prior comment 50, please explain in detail how the number of shareholders grew to 327 since you state that your private placements in 2007 and 2008 were made to three affiliates and seven non affiliates and were made under Section 4(2). We note that your list of shareholders as of March 31, 2007 indicates that you had 315 shareholders. Explain how they purchased stock and from whom.

Item 13. Audited Financial Statements and Supplementary Data, page 17

General

22.   We note that you have revised the face of your Balance Sheet as of March 31, 2009 to reflect the asset "Loans to shareholders" and the liability "Demand notes payable" as items due from/to a related party. However, we note that you did not revise the liability line item "Notes payable, current" to indicate that this is also due to a related party. Further, it does not appear that you revised your Statement of Operations for the years ended March 31, 2009 and 2008, your Balance Sheet as of September 30, 2009 or your Statement of Operations for the nine-months ended September 30, 2009 to identify items due to or from related parties. Therefore, as previously requested in prior comment 51 from our letter dated December 17, 2009, please revise to separately identify on the face of your financial statements all amounts due to or from related parties, as well as any related income or expense amounts. Refer to Rule 4-08(k) of Regulation S-X. For example, to the extent that your revenues, commission expense, or other expense line items reflect amounts received from or paid to shareholders or other related parties, please revise to separately quantify such amounts.

Statement of Cash Flows, page 22

23.   Please revise the caption for your net cash (used) provided by financing activities to read "financing" activities rather than "operating" activities. Please also revise your Statement of Cash Flows for the nine-months ended September 30, 2009 on page 35 accordingly.

Note 7. Equity, page 29

24.   We note your revised disclosures on page 30 in response to our prior comments 53 and 54 of our letter dated December 17, 2009. However, it does not appear that your revised disclosures sufficiently address our prior comments. Please address the following:

      a.   In light of the significance to total equity of the <u>$399,996 realized gain</u> on the sale of marketable equity securities you recorded in your accumulated other comprehensive income during 2007, as previously requested, revise to disclose the <u>specific facts and circumstances relating to this transaction</u>.

      b.   Also, as previously requested, revise to disclose <u>how you determined that it was appropriate</u> to record the $399,996 realized gain on sale of marketable equity securities in accumulated other comprehensive income. Identify the <u>specific accounting guidance</u> you used to support your conclusion.

      c.   Regarding the <u>($404,922) realized loss</u> on marketable equity securities that you recorded in accumulated other comprehensive income during 2007, as previously requested, revise to disclose the <u>original amounts recorded</u> in your financial statements, and tell us the <u>specific technical guidance</u> you relied on to determine how to account for the transaction.

      d.   Also, as previously requested, revise to disclose <u>how you determined that is was appropriate</u> to record the ($404,922) realized loss on the sale of the marketable equity securities as other comprehensive income. Identify the <u>specific accounting guidance</u> you used to support your conclusion.

      e.   Please tell us whether you evaluated the securities for other-than-temporary impairment, and whether you recorded an other-than-temporary impairment charge on the securities, prior to the sale in 2007.

      f.   As previously requested, revise to disclose the details regarding your <u>retirement of Series B convertible preferred stock in 2007</u>.

Note 9. Related Party Transactions, page 30

25.   We note your revised disclosures in response to our prior comment 44 of our letter dated December 17, 2009. However, we also note that you again refer to Global Funding Group twice in paragraph 12 of this footnote disclosure. Please revise to disclose your relationship with Global Funding Group, as well as the relationship between Global Funding Group and Global Lending Group.

26.   We note your revised disclosures on pages 30 and 31 related to both the Loan to Shareholder and the Stock Bonus compensation award to Mr. Stirling in response to prior comments 55 and 57 of our comment letter dated December 17, 2009. It appears from your revised disclosures that these two transactions are related. Further, it does not appear that your revised disclosures fully address our prior comments. As such, please address the following:

   a.   Please revise your disclosures to more clearly describe how these two transactions are or are not related. As previously requested, please tell us the specific accounting technical guidance you used in your determination of how to account for these transactions.

   b.   To this point, we note in paragraph four of this footnote that you again disclose that the "*increase*" of approximately $95,000 in the loan balance was due to issuance of a note receivable from Mr. Stirling for $100,000 in stock. However, the loan balance actually *decreased* between 2008 and 2009. As previously requested, please revise to reconcile this discrepancy and, if applicable, address how the changes in the loan balance reflected activity related to the stock bonus award.

   c.   Your revised disclosure again states that the amount receivable from Mr. Stirling was "incorrectly not imputed for reasonable interest rate." As previously requested, disclose the amount of imputed interest that was not recorded and how you determined it was appropriate not to revise your financial statements to recognize the loan at its fair value using the imputed interest rate. Further, provide your quantified materiality analysis to support your conclusion. Refer to the guidance of ASC 250-10-S99-1 (SAB Topic 1.M1 & 1.M2).

   d.   Tell us why you believe it is appropriate to reclassify the amounts attributable to the receivable that resulted from the issuance of stock to stockholders' equity in your quarterly filing for the nine months ended December 31, 2009, rather than revising your financial statements for the six months ended September 30, 2009.

e.   We note your revised disclosures in paragraph six of this footnote related to the decrease in the Loans to Shareholders by approximately $95,000 between 2008 and 2009. It is still unclear from your disclosure why the loan balance decreased $95,000 when Mr. Stirling was only applying $20,000 annually to pay down the loan. As previously requested, please revise to better clarify why the loan balance decreased by $95,000 between 2008 and 2009.

27.   We note your revised disclosure on page 31 in response to prior comment 57 of our comment letter dated December 17, 2009, which states "*The stock compensation table will be reconciled with the financial statements, to include any stock compensation awards, whether received or forgiven.*" However, we continue to note apparent discrepancies between this footnote disclosure, the amount of compensation expense reflected on the face of your Statement of Operations on page 20, and the amount of stock awards reflected in your Item 6. Executive Compensation disclosure on pages 11 and 12. Please address the following:

a.   Your disclosure again states that Mr. Stirling forgave his stock compensation distribution on March 31, 2008. However, you have recorded $25,000 in Stock Based Compensation expense in your Statement of Operations for the year ended March 31, 2008. As previously requested, please revise to reconcile this discrepancy.

b.   We again note that, for the year ended March 31, 2008, you recorded $25,000 in Stock Based Compensation expense in your Statement of Operations but you do not present any stock awards expense or option awards expense in your Executive Compensation table on page 11. As previously requested, please revise to reconcile this discrepancy.

c.   Your disclosure again states that you had zero compensation expense for the year ended March 31, 2009. However, we note that you recorded $20,000 in Stock Based Compensation expense on the face of your Statement of Operations and that you reflect $25,000 in Stock Awards in your Director Compensation table on page 12 for the year ended March 31, 2009. As previously requested, please revise to reconcile these discrepancies.

d.   As previously requested, please revise to provide a breakdown of compensation expense by period that details the nature of the expense (stock compensation, deferred compensation, perks, commission, etc.) and the basis by which such amounts were computed.

      e.   We note your disclosure in paragraph nine of this footnote that states "*Although there is no specific guidance reference, we believe that we are recording the economic substance of the compensation value and that the recognition of expense is proper,*" and that you believe your accounting treatment is similar to the theory of recording "*barter sales and expense.*" As previously requested, please tell us the <u>specific technical guidance</u> you used in determining how to account for Mr. Stirling's forgiveness of stock compensation in March of 2008. Please also revise your disclosures on page 41 of your interim financial statements accordingly. Specifically tell us how you determined there is no accounting guidance that is applicable to these transactions.

      f.   Clearly disclose and tell us whether the shares in question were legally issued to Mr. Stirling and were subsequently forfeited or whether Mr. Stirling forfeited his rights under the employment agreement such that the shares were never issued. Clearly explain how your accounting follows the legal substance of the transactions.

28.   We note your revised disclosures on page 31 in response to prior comment 56 of our comment letter dated December 17, 2009 related to your agreement with Global Lending Group, Inc. However, your revised disclosures do not appear to sufficiently address our prior comment. Please address the following:

      a.   As previously requested, revise this footnote to clearly disclose the <u>specific facts and circumstances regarding the agreement</u> to give shares of your company to Global Lending Group in exchange for loan origination and funding services, <u>including the number of shares exchanged and how you recorded this transaction in your financial statements</u>.

      b.   As previously requested, revise to identify the <u>specific technical guidance</u> you used in determining how to account for this transaction.

      c.   In your revised disclosure, you state that Global Lending retains the right of refusal on any loans you submit to them. Please tell us whether they have refused to originate or fund any loans in the past. If so, please tell us how many loans they have refused, the amount of the loans refused, the type of loans refused and how frequently Global refuses loans you submit to them.

      d.   Your revised disclosure in paragraph 12 of this footnote does not appear to make sense. Please revise to better explain your exchange transaction with Global Lending Group.

Item 14. Unaudited Financial Statements and Supplementary Data
Note 8. Related Party Transactions, page 40

29.   We note your revised disclosures on pages 40 and 41 in response to prior
        comments 58, 59 and 60 of our comment letter dated December 17, 2009. We
        continue to have questions regarding certain of your related party transactions.
        Please address the following:

        a.   Your revised disclosure states that $9,000 of the Demand Promissory
               Note payable of $69,030 to a Board member was repaid as of the date of
               this filing. However, we note that the balance at September 30, 2009 on
               the face of your Balance Sheet remains at the initial note value of
               $69,030. Please revise to reconcile this apparent discrepancy.

        b.   You again disclose that you held a Loan to Shareholder in the amount of
               $98,459 at September 30, 2009 in the first sentence to paragraph two in
               this footnote. However, in the last sentence of the paragraph, you have
               revised to state that the loan was forgiven as of September 30, 2009.
               Further, the loan balance is zero ($0) on the face of your balance sheet as
               of September 30, 2009. As previously requested, please revise the first
               sentence of this paragraph to disclose the actual amount of the Loan as
               of September 30, 2009.

Note 9. Commitment and Contingencies, page 41

30.   We note your revised disclosures on page 41 in response to prior comment 61 of
        our comment letter dated December 17, 2009. We also note your disclosure in
        Item 3 on pages 9 and 10 that your office is temporarily being provided through
        property owned by the majority shareholder, Mr. Stirling, and that rent is free to
        the company for as long as needed. As previously requested, to the extent that
        rent is covered by one or more of your principal shareholders, please revise your
        financial statements to reflect such expenses pursuant to ASC 225-10-S99-4
        (SAB Topic 5T).

Form 10-Q for the period ended December 31, 2009
Item 1. Financial Statements
General

31.   Please revise your Form 10-Q to address the above comments as applicable.

32.   We note that you did not label the liability line item "Demand notes payable" to
        indicate that this is due to a related party. Further, it does not appear that you
        identified items due to or from related parties on the face of your Statement of

Operations. Therefore, please revise future filings to separately identify <u>on the</u> <u>face of your financial statements all amounts due to or from related parties, as</u> <u>well as any related income or expense amounts</u>. Refer to Rule 4-08(k) of Regulation S-X. For example, to the extent that your revenues, commission expense, or other expense line items reflect amounts received from or paid to shareholders or other related parties, please revise to separately quantify such amounts.

Statement of Cash Flows, page 4

33. Please revise the caption for your net cash (used) provided by financing activities to read "financing" activities rather than "operating" activities.

Note 8. Related Party Transactions, page 8

34. We note that you disclosed in Note 8 to the unaudited financial statements for the six-month period ended September 30, 2009 that $9,000 of the Demand Promissory Note payable of $69,030 to a Board member was repaid as of the date of this filing. However, we note that the balance at December 31, 2009 on the face of your Balance Sheet remains at the initial note value of $69,030 and that your disclosures here on page 8 do not reference the fact that the note was partially repaid. Please revise to reconcile this apparent discrepancy.

Item 4. Controls and Procedures, page 12

35. We note that management has concluded that your disclosure controls and procedures were *not effective* due to "limited internal resources and lack of ability to have multiple levels of transaction review." You also disclose that you utilized external consultants that allowed you to conclude that the financial statements and other information presented in this filing are materially correct. Please address the following:

    a. Tell us and revise to discuss in greater detail all remediation efforts you have undertaken to ensure that your disclosure controls and procedures will be effective in future periods.

    b. Tell us whether you have any future plans to hire more employees and/or otherwise implement procedures to allow for multiple levels of transaction review. If so, please revise future filings to disclose this fact.

    c. Please tell us specifically what procedures the external consultants performed for you, and how those procedures directly impacted your financial statement disclosures and presentation.

* * * * * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney